Exhibit 99.1

Notice of Extraordinary General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice of Extraordinary General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice is given that the Extraordinary General Meeting of Radiopharm Theranostics Limited ACN 647 877 889 (Company) will be held at:

Location	Virtually via the Automic Investor Portal at investor.automic.com.au by following the instructions contained in this Notice of Meeting
Date	Friday 11 September 2026
Time	11:00 am (Melbourne time) Registration from 10:45 am (Melbourne time)

Online meeting details

The Company will hold the Meeting virtually through Automic Investor Portal via investor.automic.com.au. Shareholders that have an existing account with Automic will be able to watch, listen and vote online.

Shareholders who do not have an account with Automic are strongly encouraged to register for an account as soon as possible and well in advance of the Meeting to avoid any delays on the day of the Meeting.

An account can be created via the following link investor.automic.com.au and then clicking on “register” and following the prompts. Shareholders will require their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) to create an account with Automic.

To access the virtual meeting on the day:

1.	Open your internet browser and go to investor.automic.com.au

2.	Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

3.	After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left-hand menu bar to join the meeting.

4.	Click on “Join Meeting” and follow the prompts on screen to register and vote.

Shareholders will be able to vote (see the “Voting virtually at the Meeting” section of this Notice of Meeting below) and ask questions at the virtual meeting.

The Company will also provide Shareholders with the opportunity to ask questions during the Meeting in respect to the formal items of business as well as general questions in respect to the Company and its business.

Notice of Extraordinary General Meeting	1

Voting virtually at the Meeting

Shareholders who wish to vote virtually on the day of the EGM can do so by logging into the Automic shareholder portal.

1.	Open your internet browser and go to investor.automic.com.au

2.	Login using your username and password. If you do not already have an account, click “Register” and follow the prompts. Shareholders are encouraged to register prior to the commencement of the Meeting to avoid delays in accessing the virtual platform.

3.	After logging in, a banner will appear at the bottom of your screen when the Meeting is open for registration. Click “Register”. Alternatively, select Meetings from the left-hand menu.

4.	Click on “Join Meeting” and follow the prompts.

5.	When the Chair of the Meeting declares the poll open, select the “Voting” dropdown menu on the right-hand side of your screen.

6.	Select either the “Full” or “Allocate” option to access your electronic voting card.

7.	Follow the prompts to record your voting direction for each resolution and click “Submit votes”. For allocated votes, the number of votes submitted must not exceed your remaining available units. Important: Votes cannot be amended once submitted.

For further information on the live voting process please see the Registration and Voting Guide at https://www.automicgroup.com.au/virtual-EGMs/

It is recommended that Shareholders wishing to attend the Meeting log in from 15 to 30 minutes prior to the scheduled start time.

If Shareholders are unable to attend the Meeting they are encouraged to return the proxy form to the Company in accordance with the instructions thereon.

Returning the proxy form will not preclude a Shareholder from attending and voting at the Meeting should they elect to do so.

If you have any questions regarding attendance at, or submitting questions for, the Meeting, please contact the Company’s share registry, Automic, by telephone on 1300 288 664 (from within Australia) or +61 2 9698 5414 (outside of Australia).

Shareholder Questions

Whilst Shareholders will be provided with the opportunity to submit questions online at the Meeting, it would be desirable if the Company was able to receive them in advance.

Shareholders are therefore requested to send any questions they may have for the Company or its Directors at the virtual Extraordinary general meeting to the Company Secretary via email Au.cosec@acclime.com with subject ‘RAD EGM 2026’.

Please note that not all questions may be able to be answered during the Meeting. In this case answers will be made available on the Company’s website after the Meeting.

Notice of Extraordinary General Meeting	2

Special Business

Resolutions 1(a) and 1(b) – Ratification of prior issue of First Tranche Placement Shares to Placement Participants and ADS Shares

To consider and, if in favour, to pass the following resolutions as ordinary resolutions:

1	‘That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify:

(a)	the issue of 408,839,531 Placement Shares (First Tranche Placement Shares) issued on 3 August 2026; and

(b)	the issue of 384,493,800 ADS Shares issued on 28 July 2026,

as detailed and on the terms in the Explanatory Memorandum.’

The Directors unanimously recommend you vote in favour of this resolution.

Resolution 2 – Approval to issue Second Tranche Placement Shares to Placement Participants

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

2	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the proposed issuance and allotment of up to 40,000,000 Placement Shares (Second Tranche Placement Shares) to sophisticated and professional investors under the Placement, as detailed in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 3 – Approval to issue Placement Attaching Options to Placement Participants

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

3	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issuance of up to 448,839,531 Placement Attaching Options to sophisticated and professional investors under the Placement on the terms set out in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolutions 4(a) and 4(b) - Approval to issue SPP Shares and SPP Attaching Options to Eligible Shareholders

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

4	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of:

(a)	up to 666,666,667 SPP Shares at the SPP Price per SPP Share (including any oversubscription up to an aggregate cap of $10 million); and

Notice of Extraordinary General Meeting	3

(b)	up to 666,666,667 SPP Attaching Options at an exercise price of $0.018 per SPP Attaching Option (being one SPP Attaching Option for every one SPP Share issued under the SPP),

to Eligible Shareholders under the SPP Offer, as detailed and on the terms set out in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 5 – Approval to issue Shortfall Options

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

5	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issuance of up to 200,000,000 Shortfall Options to Trading Capital Management (HK) Ltd on account of the Shortfall Commitment, as detailed in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 6 – Approval to issue ADR Warrants

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

6	‘That, for the purpose of Listing Rule 7.1 and for all other purposes, approval is given for the issue and exercise of up to 1,281,646 Warrants to the US Placement subscribers in connection with the US Offer on the terms set out in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 7 – Approval to issue Agent Warrants

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

7	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issuance of up to 64,082 Agent Warrants to H.C. Wainwright & Co on account of professional services provided to the Company, as detailed in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolutions 8(a) to 8(d) – Approval to issue SPP Shares and SPP Attaching Options to Directors

To consider and, if in favour, to pass the following resolutions as ordinary resolutions:

8	‘That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issuance and allotment of:

(a)	to Director Paul Hopper: up to 1,666,667 SPP Shares at the SPP Price per SPP Share and up to 1,666,667 SPP Attaching Options with an exercise price of $0.018 and an expiry of 31 July 2029;

(b)	to Director Ian Turner up to 1,666,667 SPP Shares at the SPP Price per SPP Share and up to 1,666,667 SPP Attaching Options with an exercise price of $0.018 and an expiry of 31 July 2029;

Notice of Extraordinary General Meeting	4

(c)	to Director Bruce Goodwin up to 1,666,667 SPP Shares at the SPP Price per SPP Share; and up to 1,666,667 SPP Attaching Options with an exercise price of $0.018 and an expiry of 31 July 2029;

(d)	to Chief Executive Officer and Director Riccardo Canevari up to 2,333,333 SPP Shares at the SPP Price per SPP Share, up to 2,333,333 SPP Attaching Options with an exercise price of $0.018 and an expiry of 31 July 2029, as detailed in the Explanatory Memorandum.’

The Directors (with the participating Directors abstaining where applicable) unanimously recommend that you vote in favour of this resolution.

Dated: 13 August 2026

By order of the Board

Amritha Sushil

Joint Company Secretary

Notice of Extraordinary General Meeting	5

Voting Exclusion Statement

Corporations Act

For the purposes of section 224 Corporations Act, the Company will not disregard a vote if:

(a)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution; and

(b)	it is not cast on behalf of a related party or associate of a related party of the Company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

Listing Rules

In accordance with the Listing Rule 14.11, the Company will disregard votes cast in favour of the resolution by or on behalf of:

Resolution 1(a) – Ratification of prior issue of First Tranche Placement Shares to Placement Participants	the Placement Participants or any person who participated in the issue or who is a counterparty to the agreement being provided and an associate of that person or those persons.
Resolution 1(b) Ratification of prior issue of ADS Shares to US Participants	the US Participants or any person who participated in the issue or who is a counterparty to the agreement being provided and an associate of that person or those persons.
Resolution 2 – Approval to issue Second Tranche Placement Shares to Placement Participants	the Placement Participants or any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) or any associate of their associates.
Resolution 3 – Approval to issue Placement Attaching Options to Placement Participants	the Placement Participants or any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) or any associate of their associates.
Resolution 4(a) - Approval to issue SPP Shares to Eligible Shareholders	the Eligible Shareholders and any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities of the Company) or any associate of their associates.
Resolution 4(b) - Approval to issue SPP Attaching Options to Eligible Shareholders	the Eligible Shareholders and any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities of the Company) or any associate of their associates.
Resolution 5 – Approval to issue Shortfall Options	Trading Capital Management (HK) Ltd A/C Trafalgar Trading and any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) or any associate of their associates.

Notice of Extraordinary General Meeting	6

Resolution 6 – Approval to issue ADR Warrants	any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) or any associate of their associates.
Resolution 7– Approval to issue Agent Warrants	H.C. Wainwright & Co. LLC and any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) or any associate of their associates.
Resolution 8(a) – Approval to issue SPP Shares and SPP Attaching Options to Director, Mr Paul Hopper under the SPP	Mr Paul Hopper, being the person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the entity) and any associates of those persons.
Resolution 8(b) - Approval to issue SPP Shares and SPP Attaching Options to Director, Mr Ian Turner under the SPP	Mr Ian Turner, being the person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the entity) and any associates of those persons.
Resolution 8(c) - Approval to issue SPP Shares and SPP Attaching Options to Director, Mr Bruce Goodwin under the SPP	Mr Bruce Goodwin, being the person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the entity) and any associates of those persons.
Resolution 8(d) - Approval to issue SPP Shares and SPP Attaching Options to Chief Executive Officer and Director, Mr Riccardo Canevari under the SPP	Mr Riccardo Canevari, being the person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the entity) and any associates of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with directions given to the proxy or attorney to vote on the resolution in that way;

(b)	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

(ii)	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Notice of Extraordinary General Meeting	7

Notes

(a)	Terms used in this Notice of Meeting which are defined in the Explanatory Memorandum have the meaning given to them in the Explanatory Memorandum.

(b)	Subject to the Corporations Act, a Shareholder who is entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy.

(c)	The proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(d)	If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form to the Company’s share registry Automic Registry Service Limited as detailed in the attached proxy form.

(e)	You can also lodge your proxy online at https://portal.automic.com.au/investor/home which is also located on the front of the accompanying proxy form. Alternatively, you can scan the QR code with your mobile device.

(f)	To be effective, the proxy must be received at the share registry of the Company no later than 11:00 am (Melbourne time) on 9 September 2026 (48 hours before the commencement of the meeting).

(g)	A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the meeting.

(h)	The Company has determined under regulation 7.11.37 Corporations Regulations that for the purpose of voting at the meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7.00 pm (Melbourne time) on 9 September 2026.

(i)	If you have any queries, including how to cast your votes, please contact the Company’s registered office on 03 9824 5254 (within Australia) or +61 3 9824 5254 (outside Australia) during business hours.

Notice of Extraordinary General Meeting	8

Explanatory Memorandum

This Explanatory Memorandum accompanies the notice of the EGM of the Company to be held at 11:00 am Melbourne time on 11 September 2026 online via the Automic Investor Portal at https://portal.automic.com.au/investor/home.

The Explanatory Memorandum has been prepared to assist Shareholders in determining how to vote on the resolutions set out in the Notice of Meeting and is intended to be read in conjunction with the Notice of Meeting.

Background

1	On 24 July 2026, the Company announced a capital raising by way of a placement with a firm commitment of raising approximately $6.7 million, a concurrent ~US$4.1 million (approximately A$5.8 million) US Direct Registration Offering and an SPP to raise up to approximately $6 million, in aggregate approximately $18.5 million (Capital Raise).

2	The capital raise involves a two-tranche placement issuing up to 448,839,531 Placement Shares and up to 448,839,531 Placement Attaching Options to institutional and sophisticated investors to raise $6.7 million before costs (together, the Placement Offer).

3	The capital raise also involves an SPP to issue up to 666,666,667 SPP Shares and up to 666,666,667 SPP Attaching Options to registered Shareholders at the Record Date (Eligible Shareholders) (together, the SPP Offer).

4	Subject to satisfying the ASX conditions for quotation of securities, the Company intends to apply for official quotation of the Placement Attaching Options and SPP Attaching Options (together, the Attaching Options).

5	The issue of the Attaching Options under the Placement Offer and SPP Offer will be conditional upon the Company obtaining shareholder approval at this Meeting pursuant to Resolutions 3 and 4.

Placement Shares

6	The capital raising involves a two-tranche placement (Placement) of fully paid ordinary shares (Placement Shares) to sophisticated and professional investors introduced by the Lead Manager (Placement Participants).

7	The first tranche of the Placement consists of the issuance of 408,839,531 Placement Shares in the Company (First Tranche Placement Shares) at an issue price of $0.015 per Share (Placement Price). The First Tranche Placement Shares were issued and allotted to the Placement Participants on 3 August 2026.

8	Subject to Shareholder approval at the EGM, the second tranche of the Placement is proposed to consist of the issuance of up to 40,000,000 Placement Shares at the Placement Price (Second Tranche Placement Shares).

9	If the issue of the Second Tranche Placement Shares is approved by Shareholders, it is anticipated that the Second Tranche Placement Shares will be issued and allotted to the Placement Participants on or about 17 September 2026.

Notice of Extraordinary General Meeting	9

Placement Attaching Options

10	Under the Placement, Placement Participants are anticipated to receive one free attaching option (Placement Attaching Options) for every new share subscribed for under the Placement, with an aggregate of approximately 448,839,531 Placement Attaching Options to be issued.

11	The Placement Attaching Options will have an exercise price of $0.018 per Option with an expiration of 31 July 2029 and are subject to Shareholder approval. It is intended that the Placement Attaching Options will be quoted on the ASX, subject to meeting all requirements under ASX Listing Rule 2.5 condition 6. The terms of the Placement Attaching Options are otherwise set out in Schedule 1 to this Notice of Meeting.

SPP Shares

12	Subject to Shareholder approval at the EGM, the Company proposes to issue to Eligible Shareholders up to 666,666,667 Shares (SPP Shares) at an issue price, being the lower of:

(a)	$0.015; or

(b)	2.5% discount to the VWAP of shares traded on the ASX during the five trading days prior to 10 September 2026, being the Closing Date,

(being the SPP Price).

13	Subject to Shareholder approval at the EGM, notwithstanding the target raise amount up to approximately $6 million for the SPP Offer, the Company reserves the right to increase or decrease the amount to be raised under the SPP Offer to a maximum of $10 million, with an aggregate of up to 666,666,667 SPP Shares to be issued.

SPP Options

14	Subject to Shareholder approval at the EGM, the Company proposes to issue Eligible Shareholders one attaching listed Option (SPP Attaching Option) for every SPP Share subscribed for and issued under the SPP Offer, with an aggregate of up to 666,666,667 SPP Attaching Options to be issued.

15	The SPP Attaching Options will have an exercise price of $0.018 per SPP Attaching Option, expiring on 31 July 2029. The terms of the SPP Attaching Option are otherwise set out in Schedule 1 of this Notice of Meeting.

Shortfall Options

16	Subject to Shareholder approval at the EGM, the Company proposes to issue 200,000,000 options to Trading Capital Management (HK) Ltd A/C Trafalgar Trading (Shortfall Options) in relation to its commitment to apply for up to 200,000,000 Shares in the Company under the SPP (Shortfall Commitment).

17	The Shortfall Options will have an exercise price of $0.018, expiring on 31 July 2029. The Shortfall Options will have comparable terms to those of the Attaching Options as set out in Schedule 1 of this Notice.

US Offer

18	The Company has also undertaken a concurrent US$4.1 million (approximately $5.8 million) direct registered offering in the United States of 1,281,646 American Depositary Shares (ADS), representing 384,493,800 underlying Shares (ADS Shares) in the Company as detailed in the Company’s announcement dated 24 July 2026.

Notice of Extraordinary General Meeting	10

19	In place of Attaching Options and subject to Shareholder approval, US subscribers who subscribed for ADS will receive one warrant for every one ADS subscribed for under the US direct registration offering (ADR Warrants). Each ADR Warrant will have an exercise price of US$3.79 per ADS, expiring on 31 July 2029 and be subject to shareholder approval at the EGM. (together, the US Offer).

20	The ADR Warrants will not be quoted.

Agent Warrants

21	Subject to Shareholder approval at the EGM, the Company proposes to issue 64,082 warrants to H.C. Wainwright & Co. LLC as agent to the Capital Raise (Agent Warrants).

22	The Agent Warrants will have an exercise price of US$3.95, expiring on 31 July 2029. The Agent Warrants will have comparable terms to those set out in Schedule 1 of this Notice.

23	The Agent Warrants will not be quoted.

Resolutions 1(a) and (b): Ratification of prior issue of First Tranche Placement Shares to Placement Participants and ADS Shares

The purpose of Resolutions 1(a) and 1(b) is for Shareholders to ratify, under ASX Listing Rule 7.4, and for all other purposes, the previous issue and allotment of the 408,839,531 First Tranche Placement Shares to Placement Participants and 384,493,800 ADS Shares on the terms set out herein.

ASX Listing Rule 7.1 and 7.1A

24	Broadly speaking, and subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholder over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that 12-month period.

25	Under Listing Rule 7.1A, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25%. Relevant to shares the subject of this Resolution, Shareholders approved the additional 10% capacity under Listing Rule 7.1A at the Company’s annual general meeting on 20 November 2025.

26	Given, the issue of the First Tranche Placement Shares and ADS Shares do not fall under any of the relevant exemptions set out in ASX Listing Rule 7.2 and as it has not yet been approved by Shareholders, it utilises 442,876,192 of the Company’s 15% capacity under ASX Listing Rule 7.1, and 350,457,139 of the Company’s 10% capacity under ASX Listing Rule 7.1A, reducing the Company’s capacity to issue further Equity Securities without Shareholder approval for the 12-month period following the issue of the First Tranche Placement Shares.

ASX Listing Rule 7.4

27	ASX Listing Rule 7.4 provides that the shareholders of a listed company may approve an issue of equity securities after it has been made or agreed to be made. If they do, the issue will be treated as having been made with approval for the purpose of ASX Listing Rule 7.1, thereby replenishing the Company’s capacity, enabling it to issue further securities up to that limit without shareholder approval.

Notice of Extraordinary General Meeting	11

28	The Company wishes to retain as much flexibility as possible to issue additional Equity Securities into the future without having to obtain shareholder approval for such issuance under ASX Listing Rule 7.1. Accordingly, the Company is seeking Shareholders’ ratification pursuant to ASX Listing Rule 7.4 for the issue of the First Tranche Placement Shares.

29	Resolutions 1(a) and 1(b) seek Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of the First Tranche Placement Shares and ADS Shares.

Technical information required by ASX Listing Rule 14.1A

30	If Resolution 1(a) and Resolution 1(b) are passed, Shareholder will have ratified the issue of the Placement Shares and ADS Shares, and the issue of the Placement Shares and ADS Shares will no longer utilise a portion of the Company’s 15% placement capacity under ASX Listing Rule 7.1 or a portion of the Company’s 10% placement capacity under ASX Listing Rule 7.1A, meaning that the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval.

31	If Shareholders do not approve Resolution 1(a) and Resolution 1(b), the Company’s ability to raise additional equity funds over the next 12 months without Shareholder approval will be restricted.

Technical information required by ASX Listing Rule 7.5

32	Pursuant to and in accordance with the requirements of ASX Listing Rule 7.5, the following information is provided in relation to Resolution 1(a) and Resolution 1(b):

(a)	the First Tranche Placement Shares, being 408,839,531 fully paid ordinary shares, have been issued to the Placement Participants, sophisticated and professional investors which have been identified and introduced by the Lead Manager in Australia and the Placement Agent in the US (none of which are Material Persons), pursuant to the terms of the Placement;

(b)	the ADS Shares, being 1,281,646 ADS, representing 384,493,800 ordinary shares in the Company, have been issued to the Placement Participants, sophisticated and professional investors which have been identified and introduced by the Lead Manager in Australia and the Placement Agent in the US (none of which are Material Persons), pursuant to the terms of the US Offer;

(c)	the First Tranche Placement Shares were issued on or about 3 August 2026;

(d)	the ADS Shares were issued on or about 28 July 2026;

(e)	the material terms of the Placement have been summarised in paragraphs 6 to 11 above and in the Company’s ASX announcement dated 24 July 2026;

(f)	the material terms of the US Offer have been summarised in paragraphs 18 to 20 and in the Company’s ASX announcement dated 24 July 2026;

(g)	the Placement Shares were issued for $0.015 per Placement Share;

(h)	the ADS Shares were issued for US$3.16 per ADS Share; and

(i)	the Placement Shares and ADS Shares were issued for the purpose of funding drug manufacturing, clinical trials and working capital.

Notice of Extraordinary General Meeting	12

Directors’ recommendation

33	The Directors unanimously recommend that Shareholders vote in favour of Resolution 1(a) and Resolution 1(b).

Resolution 2: Approval to issue Second Tranche Placement Shares to Placement Participants

34	The purpose of Resolution 2 is for Shareholders to approve, under ASX Listing Rule 7.1 and for all other purposes, the issue and allotment of the Second Tranche Placement Shares to the Placement Participants pursuant to the Placement. Further details in relation to the Placement are set out in Sections 6 to 9 above.

35	Subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

36	The issue of the Second Tranche Placement Shares does not fall under any of the relevant exemptions. Resolution 2 therefore proposes the approval of the granting of the Second Tranche Placement Shares for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

Technical information required by Listing Rule 14.1A

37	If Resolution 2 is passed, the Second Tranche Placement Shares will be issued with Shareholder approval pursuant to Listing Rule 7.1 and the Second Tranche Placement Shares will not utilise a portion of the Company’s 15% placement capacity, meaning the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval.

38	If Shareholders do not approve Resolution 2, the issuance will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Technical information required by Listing Rule 7.3

39	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 2:

(a)	the securities are to be allotted to the Placement Participants, sophisticated and professional investors which have been identified and introduced by the Lead Manager in Australia and the Placement Agent in the US (none of which are Material Persons);

(b)	the maximum number of securities to be issued is 40,000,000 Placement Shares;

(c)	the Second Tranche Placement Shares are expected to be issued within ten business days of the Meeting but in any event, not more than three months after Shareholder approval;

(d)	the issue price for the Second Tranche Placement Shares is $0.015 per Share;

(e)	the funds raised by the issue of the Second Tranche Placement Shares will be used to fund drug manufacturing, clinical trials and working capital.

Directors’ Recommendation

40	The Directors unanimously recommend that you vote in favour of this resolution.

Notice of Extraordinary General Meeting	13

Resolution 3: Approval to issue Placement Attaching Options to Placement Participants

41	The purpose of Resolution 3 is for Shareholders to approve, under ASX Listing Rule 7.1 and for all other purposes, the issue of up to 448,839,531 Placement Attaching Options with an exercise price of $0.018 per Option and an expiry date of 31 July 2029.

42	As described above in Resolution 1, subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its Shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

43	The issue of the Placement Attaching Options does not fall under any of the relevant exemptions. Resolution 3 therefore proposes the approval of the granting of the Placement Attaching Options for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

44	If Resolution 3 is approved and the Placement Attaching Options are issued, Listing Rule 7.2 (exception 9) applies to the issue of Shares on the conversion of the Placement Attaching Options and such issuance shall not count towards the Company’s placement capacity.

Technical information required by Listing Rule 14.1A

45	If Resolution 3 is passed, the Placement Attaching Options will be issued with Shareholder approval pursuant to Listing Rule 7.1 and the Placement Attaching Options will not utilise a portion of the Company’s 15% placement capacity, meaning the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval.

46	If Shareholders do not approve Resolution 3, the issuance will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Technical information required by Listing Rule 7.3

47	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 3:

(a)	the Placement Attaching Options are to be allotted to the Placement Participants, sophisticated and professional investors which have been identified and introduced by the Lead Manager in Australia and the Placement Agent in the US (none of which are Material Persons), under the Placement;

(b)	the maximum number of securities to be issued is 448,839,531 Placement Attaching Options;

(c)	the material terms of the Placement Attaching Options are set out in Schedule 1 to this Notice of Meeting;

(d)	the Placement Attaching Options are expected to be issued within five business days of the Meeting but in any event, not more than three months after Shareholder approval;

(e)	the Placement Attaching Options are being issued as attaching options under the Placement, accordingly, the issue price for them is nil; and

(f)	the Placement Attaching Options are being issued as attaching options under the Placement for nil upfront consideration and, therefore, do not raise funds for the Company. Any funds raised from the exercise of the Placement Attaching Options will be used to fund drug manufacturing, clinical trials and working capital.

Notice of Extraordinary General Meeting	14

Directors’ Recommendation

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 4(a) and (b): Approval to issue SPP Shares and SPP Attaching Options to Eligible Shareholders

48	The purpose of Resolution 4(a) and Resolution 4(b) is for Shareholders to approve, under ASX Listing Rule 7.1 and for all other purposes, the issue and allotment of up to 666,666,667 SPP Shares at the SPP Price per SPP Share (including any oversubscription of up to an aggregate of $10 million) and 666,666,667 SPP Attaching Options with an exercise price of $0.018 per SPP Attaching Option and expiring on the 31 July 2029.

49	As outlined in Resolution 1 subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

50	The issue of the SPP Shares and SPP Attaching Options do not fall under any relevant exemptions. Resolution 4(a) and Resolution 4(b) therefore propose and seek Shareholder approval of the granting of SPP Shares and the SPP Attaching Options for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

51	If Resolution 4(b) is approved and the SPP Attaching Options are issued, ASX Listing Rule 7.2 (exception 9) applies to the issue of Shares on conversion of the SPP Attaching Options and such issuance shall not count towards the Company’s placement capacity.

Technical information required by ASX Listing Rule 14.1A

52	If Resolution 4(a) and Resolution 4(b) are passed, the Company will be able to proceed with the issue of the SPP Shares and SPP Attaching Options. In addition, the issue of the 666,666,667 SPP Attaching Options, as well as the Shares that will be issued upon the valid exercise of any such SPP Attaching Options, will be excluded from the calculation of the number of equity securities that Company can issue without shareholder approval under ASX Listing Rule 7.1.

53	If Resolution 4(a) and Resolution 4(b) are not passed, the Company will not be able to proceed with the issue of the SPP Shares and SPP Attaching Options.

Technical information required by ASX Listing Rule 7.3

54	Pursuant to and in accordance with the requirements of ASX Listing Rule 7.3, the following information is provided in relation to Resolution 4(a) and Resolution 4(b):

(a)	the SPP Shares and SPP Attaching Options are to be allotted to the Eligible Shareholders (none of which are Material Persons);

(b)	the maximum number of securities to be issued is 666,666,667 SPP Shares and 666,666,667 SPP Attaching Options;

(c)	the material terms of the SPP Attaching Options are set out in Schedule 1 of this Notice of Meeting. When validly exercised, each SPP Attaching Option is exercisable for the issue of one Share;

Notice of Extraordinary General Meeting	15

(d)	the SPP Shares and SPP Attaching Options are expected to be issued within five business days of the Meeting but in any event, not more than three months after Shareholder approval;

(e)	the issue price for the SPP Shares is the SPP Price per SPP Share and the SPP Attaching Options are being issued as attaching options under the SPP Offer and, accordingly, the issue price will be for nil consideration; and

(f)	any funds raised from the issue and allotment of the SPP Shares and exercise of the SPP Attaching Options will be used to fund drug manufacturing, clinical trials and working capital.

Directors’ recommendation

55	The Directors unanimously recommend that you vote in favour of Resolution 4.

Resolution 5 – Approval to issue Shortfall Options

56	The purpose of Resolution 5 is for Shareholders to approve, under ASX Listing Rule 7.1 and for all other purposes, the issue of up to 200,000,000 Shortfall Options with an exercise price of $0.018 per Option and an expiry date of 31 July 2029.

57	As described above in Resolution 1, subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its Shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

58	The issue of the Shortfall Options does not fall under any of the relevant exemptions. Resolution 5 therefore proposes the approval of the granting of the Shortfall Options for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

59	If Resolution 5 is approved and the Shortfall Options are issued, Listing Rule 7.2 (exception 9) applies to the issue of Shares on the conversion of the Shortfall Options and such issuance shall not count towards the Company’s placement capacity.

Technical information required by Listing Rule 14.1A

60	If Resolution 5 is passed, the Shortfall Options will be issued with Shareholder approval pursuant to Listing Rule 7.1 and the Shortfall Options will not utilise a portion of the Company’s 15% placement capacity, meaning the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval.

61	If Shareholders do not approve Resolution 5, the issuance of Shortfall Options will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Technical information required by Listing Rule 7.3

62	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 5:

(a)	the Shortfall Options are to be allotted to Trading Capital Management (HK) Ltd in connection with the Shortfall Commitment;

(b)	the maximum number of securities to be issued is 200,000,000 Shortfall Options;

Notice of Extraordinary General Meeting	16

(c)	the material terms of the Shortfall Options are comparable to those of the Attaching Options as set out in Schedule 1 to this Notice of Meeting;

(d)	the Shortfall Options are expected to be issued within five business days of the Meeting but in any event, not more than three months after Shareholder approval;

(e)	the Shortfall Options are being issued for nil;

(f)	under the Shortfall Commitment Letter, the Lead Manager on behalf of the Company will pay the Shortfall Investor:

(A)	3% of the amount which equals the number of Shortfall Commitment Securities, multiplied by the Price (A$0.015 per New Share); and

(B)	200,000,000 Shortfall Options, subject to shareholder approval,

as set out in the Prospectus; and

(g)	the Shortfall Options are being issued for nil upfront consideration and, therefore, do not raise funds for the Company. Any funds raised from the exercise of the Shortfall Options will be used to fund drug manufacturing, clinical trials and working capital.

Directors’ Recommendation

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 6 – Approval to issue ADR Warrants

63	The purpose of Resolution 6 is for Shareholders to approve, for the purpose of Listing Rule 7.1 and for all other purposes, the issue of up to 1,281,646 ADR Warrants with an exercise price of US$3.79 per Warrant and an expiry date of 31 July 2029.

64	As described above in Resolution 1, subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its Shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

65	The issue of the ADR Warrants does not fall under any of the relevant exemptions. Resolution 6 therefore proposes the approval of the granting of the ADR Warrants for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

Technical information required by Listing Rule 14.1A

66	If Resolution 6 is passed, the ADR Warrants will be issued with Shareholder approval pursuant to Listing Rule 7.1 and the ADR Warrants will not utilise a portion of the Company’s 15% placement capacity, meaning the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval. Additionally, Listing Rule 7.2 (exception 9) shall apply to the issues of securities on the conversion of ADR Warrants, and such issuance shall not count towards the Company’s placement capacity.

67	If Shareholders do not approve Resolution 6, the issuance of ADR Warrants will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Notice of Extraordinary General Meeting	17

Technical information required by Listing Rule 7.3

68	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 6:

(a)	the ADR Warrants are to be allotted to US Offer participants (none of which are Material Persons) in connection with the US Offer;

(b)	the maximum number of securities to be issued is 1,281,646 ADR Warrants;

(c)	upon exercise, each ADR Warrant will acquire one ADS, with each ADS represented by 300 underlying RAD ordinary shares (if all 1,281,646 ADR Warrants to be issued were to be exercised, this would result in 1,281,646 ADS to be issued represented by 384,493,800 underlying RAD ordinary shares);

(d)	the material terms of the ADR Warrants are comparable to those set out in Schedule 1 to this Notice of Meeting;

(e)	the ADR Warrants are expected to be issued within five business days of the Meeting but in any event, not more than three months after Shareholder approval;

(f)	the ADR Warrants are being issued for nil consideration; and

(g)	the ADR Warrants are being issued for nil upfront consideration and, therefore, do not raise funds for the Company. Any funds raised from the exercise of the ADR Warrants will be used to fund drug manufacturing, clinical trials and working capital.

Directors’ Recommendation

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 7 – Approval to issue Agent Warrants

69	The purpose of Resolution 7 is for Shareholders to approve under Listing Rule 7.1 and for all other purposes, the issue of 64,082 Agent Warrants with an exercise price of US$3.95 per Warrant and expire on 31 July 2029 to H.C. Wainwright & Co LLC on account of professional services provided to the Company.

70	H.C. Wainwright & Co LLC have acted as agent to the Capital Raise.

71	Listing Rule 7.1 limits the Company from issuing more than 15% of its issued capital without Shareholder approval. Listing Rule 7.4 provides that where a company subsequently approves an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing the Company’s 15% capacity, enabling it to issue further securities up to that limit.

72	This Resolution 7 therefore proposes the approval of the allotment and issue of the Agent Warrants for the purpose of satisfying the requirements of Listing Rule 7.1.

Technical information required by Listing Rule 14.1A

73	If Resolution 7 is passed, the Agent Warrants will be issued with approval pursuant to Listing Rule 7.1. Additionally, Listing Rule 7.2 (exception 9) shall apply to the issues of securities on the conversion of Agent Warrants, and such issuance shall not count towards the Company’s placement capacity.

Notice of Extraordinary General Meeting	18

74	If Resolution 7 is not passed, the issuance of Agent Warrants will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Technical information required by Listing Rule 7.3

75	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 7:

(a)	the Agent Warrants are to be allotted to H.C. Wainwright & Co LLC in connection with professional services provided to the Company;

(b)	the maximum number of securities to be issued is 64,082 Agent Warrants;

(c)	upon exercise, each Agent Warrant will acquire one ADS, with each ADS represented by 300 underlying RAD ordinary shares (if all 64,082 Agent Warrants to be issued were to be exercised, this would result in 64,082 ADS to be issued represented by 19,224,600 underlying RAD ordinary shares);

(d)	the material terms of the Agent Warrants are comparable to those set out in Schedule 2 to this Notice of Meeting;

(e)	the Agent Warrants are expected to be issued within five business days of the Meeting but in any event, not more than three months after Shareholder approval;

(f)	the Agent Warrants are being issued for nil consideration;

(g)	the Agent Warrants are to be issued under the Agent Mandate on the terms set out in the Prospectus and below:

The Company has engaged H.C. Wainwright & Co LLC (US Agent) as agent to the US Offer pursuant to the terms of the Agent Mandate.

The US Agent will receive the following fees for its services:

(A)	Cash Fee: 7.0% of the aggregate gross proceeds raised at the close of the relevant offer; and

(B)	Warrant Coverage: the US Agent Warrants, subject to shareholder approval.

The Agent Mandate otherwise contains terms and conditions considered standard for an agreement of this type; and

(h)	the Agent Warrants are being issued for nil upfront consideration and, therefore, do not raise funds for the Company. Any funds raised from the exercise of the Agent Warrants will be used to fund drug manufacturing, clinical trials and working capital.

Notice of Extraordinary General Meeting	19

Directors’ Recommendation

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 8(a) – (d) – Approval to issue SPP Shares and SPP Attaching Options to Directors

76	The SPP Shares and SPP Options are to be allocated to the Directors as follows:

Director	Allocation of SPP Shares	Allocation of SPP Options
Paul Hopper	1,666,667	1,666,667
Ian Turner	1,666,667	1,666,667
Bruce Goodwin	1,666,667	1,666,667
Riccardo Canevari	2,333,333	2,333,333
Total SPP Shares	7,333,334	7,333,334

Shareholder approval requirements

77	Listing Rule 10.11 provides, that unless one of the exceptions in Listing Rule 10.12 applies an entity must not issue or agree to issue securities to any of the following persons unless it obtains the approval of the holders of its ordinary securities:

10.11.1	a related party;

10.11.2	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the entity;

10.11.3	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the entity and who has nominated a director to the board of the entity pursuant to a relevant agreement which gives them a right or expectation to do so;

10.11.4	an associate of a person referred to in rules 10.11.1 to 10.11.3;

10.11.5	a person whose relationship with the entity or a person referred to in Listing Rules 10.11.1 to 10.11.4 is such that, in ASX’s opinion, the issue or agreement should be approved by security holders.

78	For the purposes of Listing Rule 10.11, the issue of SPP Shares and SPP Attaching Options to each of the Directors falls within Listing Rule 10.11.1 and therefore requires the approval of Shareholders under Listing Rule 10.11.

79	Resolutions 8(a) to 8(d) therefore seek the required Shareholder approval for the issue of SPP Shares and SPP Attaching Options to each of the Directors listed above under and for the purposes of Listing Rule 10.11.

80	If Resolutions 8(a) to 8(d) are passed, the Company will be able to proceed with the issue of SPP Shares and SPP Attaching Options to each of the applicable Directors. As approval pursuant to Listing Rule 7.1 is required, Resolutions 8(a) to 8(d) are conditional on the approval of Resolution 4.

81	If any of Resolutions 8(a) to 8(d) are not passed, the Company will not be able to proceed with the issue of the applicable SPP Shares and SPP Attaching Options to the relevant Director under that resolution.

Notice of Extraordinary General Meeting	20

Resolution 8(a) – Approval to issue SPP Shares and SPP Attaching Options to Director – Mr Paul Hopper

82	Pursuant to and in accordance with the requirements of Listing Rule 10.13, the following information is provided in relation to Resolution 8(a):

(a)	the maximum number of Shares issued to Mr Hopper will be up to 1,666,667 SPP Shares and the maximum number of Options to be issued to Mr Hopper will be up to 1,666,667 SPP Attaching Options;

(b)	Mr Hopper falls within the category set out in Listing Rule 10.11.1 by virtue of being a Director;

(c)	if this Resolution 8(a) is passed, it is intended that Mr Hopper’s SPP Shares and SPP Attaching Options will be issued within five business days after the Meeting but in any event, not more than one month after Shareholder approval;

(d)	the total issue price of Mr Hopper’s SPP Shares will be the SPP Price per SPP Share;

(e)	the issue price for Mr Hopper’s SPP Attaching Options is nil and on the terms set out in Schedule 1 of this Notice of Meeting;

(f)	the issue of Mr Hopper’s SPP Shares and SPP Attaching Options form part of the funds raised under the Offer and will be used for the purposes outlined above; and

(g)	the issue of Mr Hopper’s SPP Shares and SPP Attaching Options are not intended to remunerate or incentivise Mr Hopper and is independent of any remuneration arrangements currently in place.

Directors’ Recommendation

The Directors (with Mr Hopper abstaining) unanimously recommend that you vote in favour of this resolution.

Resolution 8(b) – Approval to issue SPP Shares and SPP Attaching Options to Director – Mr Ian Tuner

83	Pursuant to and in accordance with the requirements of Listing Rule 10.13, the following information is provided in relation to Resolution 8(b):

(a)	the maximum number of shares issued to Mr Turner will be up to 1,666,667 SPP Shares and the maximum number of Options to be issued to Mr Truner will be up to 1,666,667 SPP Attaching Options;

(b)	Mr Turner falls within the category set out in Listing Rule 10.11.1 by virtue of being a Director;

(c)	if this Resolution 8(b) is passed, it is intended that Mr Turner’s SPP Shares and SPP Attaching Options will be issued within five business days after the Meeting but in any event, not more than one month after Shareholder approval;

(d)	the total issue price of Mr Turner’s SPP Shares will be the SPP Price per SPP Share;

(e)	the issue price for Mr Turner’s SPP Attaching Options is nil and on the terms set out in Schedule 1 of this Notice of Meeting;

(f)	the issue of Mr Turner’s SPP Shares and SPP Attaching Options form part of the funds raised under the Offer and will be used for the purposes outlined above; and

(g)	the issue of Mr Turner’s SPP Shares and SPP Attaching Options are not intended to remunerate or incentivise Mr Turner’s and is independent of any remuneration arrangements currently in place.

Notice of Extraordinary General Meeting	21

Directors’ Recommendation

The Directors (with Mr Turner abstaining) unanimously recommend that you vote in favour of this resolution.

Resolution 8(c) – Approval to issue SPP Shares and SPP Attaching Options to Director – Mr Bruce Goodwin

84	Pursuant to and in accordance with the requirements of Listing Rule 10.13, the following information is provided in relation to Resolution 8(c):

(a)	the maximum number of shares issued to Mr Goodwin will be up to 1,666,667 SPP Shares and the maximum number of Options to be issued to Mr Truner will be up to 1,666,667 SPP Attaching Options;

(b)	Mr Goodwin falls within the category set out in Listing Rule 10.11.1 by virtue of being a Director;

(c)	if this Resolution 8(c) is passed, it is intended that Mr Goodwin’s SPP Shares and SPP Attaching Options will be issued within five business days after the Meeting but in any event, not more than one month after Shareholder approval;

(d)	the total issue price of Mr Goodwin’s SPP Shares will be the SPP Price per SPP Share;

(e)	the issue price for Mr Goodwin’s SPP Attaching Options is nil and on the terms set out in Schedule 1 of this Notice of Meeting;

(f)	the issue of Mr Goodwin’s SPP Shares and SPP Attaching Options form part of the funds raised under the Offer and will be used for the purposes outlined above; and

(g)	the issue of Mr Goodwin’s SPP Shares and SPP Attaching Options are not intended to remunerate or incentivise Mr Goodwin and is independent of any remuneration arrangements currently in place.

Directors’ Recommendation

The Directors (with Mr Goodwin abstaining) unanimously recommend that you vote in favour of this resolution.

Resolution 8(d) – Approval to issue SPP Shares and SPP Attaching Options to Director – Mr Riccardo Canevari

85	Pursuant to and in accordance with the requirements of Listing Rule 10.13, the following information is provided in relation to Resolution 8(d):

(a)	the maximum number of shares issued to Mr Canevari will be up to 2,333,333 SPP Shares and the maximum number of Options to be issued to Mr Canevari will be up to 2,333,333 SPP Attaching Options;

Notice of Extraordinary General Meeting	22

(b)	Mr Canevari falls within the category set out in Listing Rule 10.11.1 by virtue of being a Director;

(c)	if this Resolution 8(d) is passed, it is intended that Mr Canevari’s SPP Shares and SPP Attaching Options will be issued within five business days after the Meeting but in any event, not more than one month after Shareholder approval;

(d)	the total issue price of Mr Canevari’s SPP Shares will be the SPP Price per SPP Share;

(e)	the issue price for Mr Canevari’s SPP Attaching Options is nil and on the terms set out in Schedule 1 of this Notice of Meeting;

(f)	the issue of Mr Canevari’s SPP Shares and SPP Attaching Options form part of the funds raised under the Offer and will be used for the purposes outlined above; and

(g)	the issue of Mr Canevari’s SPP Shares and SPP Attaching Options are not intended to remunerate or incentivise Mr Canevari and is independent of any remuneration arrangements currently in place.

Directors’ Recommendation

The Directors (with Mr Canevari abstaining) unanimously recommend that you vote in favour of this resolution.

Notice of Extraordinary General Meeting	23

Glossary

ADR Warrants	has the meaning given to that term under section 19 of the Explanatory Memorandum.

ADS Shares	has the meaning given to that term under section 18 of the Explanatory Memorandum.

ADSs	has the meaning given to that term under section 18 of the Explanatory Memorandum.

Agent Mandate	means the engagement letter, dated 19 July 2026, signed by the Company and H.C. Wainwright & Co. LLC.

Agent Warrants	has the meaning given to that term under section 21 of the Explanatory Memorandum.

ASX	means ASX Limited ACN 008 624 691 or the securities exchange operated by it (as the case requires).

Board	means the board of directors of the Company.

Attaching Options	means the SPP Attaching Options and the Placement Attaching Options

Capital Raise	has the meaning given to that term under section 1 of the Explanatory Memorandum.

Company or Radiopharm	means Radiopharm Theranostics Limited ACN 647 877 889.

Company Secretary	means Amritha Sushil and Nathan Jong.

Corporations Act	means the Corporations Act 2001 (Cth).

Corporations Regulations	means the Corporations Regulations 2001 (Cth).

Directors	means the directors of the Company.

EGM or Meeting	means the extraordinary general meeting of the Company the subject of this Notice of Meeting.

Eligible Shareholder	has the meaning given to that term under section 3 of the Explanatory Memorandum.

Equity securities	has the meaning set out in the Listing Rules.

Explanatory Memorandum	means the explanatory memorandum attached to the Notice of Meeting.

First Tranche Placement Shares	has the meaning given to that term under section 6 of the Explanatory Memorandum.

Key Management Personnel	has the meaning set out in the Listing Rules.

Lead Manager	means Bell Potter Securities Limited ACN 006 390 772.

Listing Rules or LR	means the listing rules of ASX.

Material Persons	means a related party of the Company, member of the Key Management Personnel, substantial holder of the Company, adviser to the Company or associate of any of these parties.

Notice of Extraordinary General Meeting	24

New Shares	means SPP Shares and Placement Shares.

Notice of Meeting	means the notice of meeting and includes the Explanatory Memorandum.

Option	means an option to acquire a Share.

Placement Offer	has the meaning given to that term under section 2 of the Explanatory Memorandum.

Placement Attaching Options	means the one free attaching Option for every one Placement Share subscribed for by Placement Participants with an exercise price of $0.018 per Placement Share and expiration of 31 July 2029.

Placement Participants	has the meaning given to that term under section 6 of the Explanatory Memorandum.

Placement Price	has the meaning given to that term under section 7 of the Explanatory Memorandum.

Placement Shares	means the First Tranche Placement Shares and the Second Tranche Placement Shares.

Record Date	means 7.00 pm (Sydney time), 23 July 2026.

Resolution	means a resolution of this EGM of the Company.

Second Tranche Placement Shares	means the Placement Shares to be issued to Placement Participants under the Placement which are subject to Shareholder approval under Resolution 2.

Shares	means the fully paid ordinary shares in the Company.

Shareholder	means a person who is the registered holder of Shares.

Shortfall Commitment	has the meaning given to that term under section 16 of the Explanatory Memorandum.

Shortfall Options	has the meaning given to that term under section 16 of the Explanatory Memorandum.

SPP Attaching Options	means the one free attaching Option for every one SPP Share subscribed for by Eligible Shareholders with an exercise price of $0.018 per SPP Share and expiration of 31 July 2029.

SPP Offer	has the meaning given to that term under section 3 of the Explanatory Memorandum.

SPP Price	has the meaning given to that term under section 12 of the Explanatory Memorandum.

SPP Shares	has the meaning given to that term under section 12 of the Explanatory Memorandum.

US Offer	has the meaning given to that term under section 19 of the Explanatory Memorandum.

US Participants	means the participants in the US Offer.

Warrants	means the ADR Warrants and Agent Warrants issued on the terms set out in Schedule 2. .

Notice of Extraordinary General Meeting	25

Schedule 1

Attaching Options terms

Eligibility

Attaching Options to be issued to Australian Placement Participants and Eligible Shareholders who take up New Shares under the Australian Placement or SPP.

US Placement Participants will receive ADR Warrants in lieu of Attaching Options.

Grant of Attaching Options	To be issued on the basis of one (1) Attaching Option for every one (1) New Share issued to Australian Placement Participants and Eligible Shareholders under the Australian Placement or SPP, as applicable.

Quotation of Attaching Options	The Company will apply to ASX for official quotation of any of the Attaching Options. If quotation is not approved, the Options will be issued without quotation (unlisted options).

Exercise of Attaching Options

Each Attaching Option is exercisable immediately on issue. The Attaching Options may be exercised at any time before their expiry date, wholly or in part, by delivering a duly completed form of notice of exercise together with a cheque for the exercise price. RAD will issue one new share for each Attaching Option exercised.

Holders of Attaching Options may only exercise a minimum of $1,000 of Attaching Options on any particular occasion, unless the Holder has, in total, less than $1,000 of Attaching Options, in which case they must exercise all their Attaching Options at the same time.

The exercise of each Attaching Option is subject to compliance with the Corporations Act 2001 (Cth) (Corporations Act) (in particular, the requirements of Chapter 6 of the Corporations Act).

Terms of Shares issued	Any Shares issued as a result of exercising an option will be issued on the same terms and rank in all respects on equal terms, with existing Shares in the Company.

Transfer and security interests

Placement Participants and Eligible Shareholders may only:

(a)       create a security interest in; or

(b)       transfer, assign, dispose or otherwise deal with,

Attaching Options, or any interest in Attaching Options, with the prior written consent of the Board.

Quotation of Shares issued	Application for official quotation of Shares allotted and issued as a result of the exercise of the Attaching Options will be made within three business days from the date of issue of the Shares.

Expiration of Attaching Options	Each Attaching Option will have an expiration date that is the 31 July 2029.

Issue price of Attaching Options	No issue price is payable for the Attaching Options as they are issued together with any application by a Placement Subscriber or an Eligible Shareholder for New Shares.

Exercise price of Attaching Options	Attaching Options: A$0.018 upon exercise to acquire each Share. ADR Warrants: US$3.79 upon exercise to acquire one ADS. Agent Warrants: US$3.95 upon exercise to acquire one ADS.

Option register	Attaching Options will be registered in the name of a Shareholder in an option register maintained by the Share Registry. The Share Registry will issue holding statements that evidence the number of Attaching Options held by the Placement Subscriber or Eligible Shareholder. No option certificates will be issued.

Notice of Extraordinary General Meeting	26

Reconstruction of capital

If there is a reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of RAD:

(a)        the number of Attaching Options or the exercise price of the Attaching Options or both will be adjusted as specified in Listing Rule 7.22 as it applies at the time of the reorganisation; and

(b)        in all other respects the terms for the exercise of the Attaching Options will remain unchanged.

Adjustment where pro rata issue of Shares, bonus shares or stock dividends

If there is a pro rata issue of Shares, the exercise price of the Attaching Options will be adjusted as specified in Listing Rule 6.22.2. If there is a bonus or cash issue of Shares, the number of Shares issued upon exercise of the Attaching Options will be adjusted as specified in Listing Rule 6.22.3.

There will be no adjustment to the terms of the Attaching Options if there is a pro rata issue of shares.

New issues of Shares	The Attaching Options do not confer a right to participate in new issues of Shares unless the Attaching Options have been exercised on or before the record date for determining entitlements to the issue.

Notice of adjustments	RAD will give written notice to the Attaching Option holder of any adjustment of the exercise price of the Attaching Options and any increase or decrease in the number of Attaching Options.

Dividend rights	While they remain unexercised, the Attaching Options will not give a holder an entitlement to receive any dividends declared and paid by RAD for Shares.

Applicable law	Each Attaching Option is issued subject to: (a) the Corporations Act; (b) the Listing Rules; and (c) the Company’s constitution.

US securities law restriction	The Attaching Options may not be exercised by or on behalf of a person in the United States unless the Attaching Options and the underlying shares have been registered under the US Securities Act of 1933 and applicable US state securities laws, or exemptions from such registration requirements are available.

Notice of Extraordinary General Meeting	27

Schedule 2

Form of Warrant

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY
AMERICAN DEPOSITARY SHARES

Radiopharm Theranostics Limited

a)	Number of American Depositary Shares: _________

b)

Issue Date: _____, 2026

THIS WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the “Warrant”) certifies that, for value received, _________________________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Shareholder Approval Date (the “Initial Exercise Date”) on or prior to 5:00 p.m. (New York City time) on July 31, 2029 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Radiopharm Theranostics Limited, a company incorporated under the laws of Australia (the “Company”), up to _________ ordinary shares (the “Ordinary Shares”) of the Company (the “Warrant Shares”) represented by _________ American Depositary Shares (each, an “ADS” and, collectively, the “ADSs” and the ADSs issuable upon exercise of this Warrant, the “Warrant ADSs”), as subject to adjustment hereunder. The purchase price of one Warrant ADS shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated July 23, 2026, among the Company and the purchasers signatory thereto.

Section 2. Exercise.

a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within two (2) Trading Days following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant ADSs specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall, surrender this Warrant to the Company for cancellation as soon as reasonably practicable following the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b) Exercise Price. The exercise price per ADS under this Warrant shall be $3.79, subject to adjustment hereunder (the “Exercise Price”).

Notice of Extraordinary General Meeting	28

c) Cashless Exercise. If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant ADSs by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADSs on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

● “Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB Venture Market (“OTCQB”) or OTCQX Best Market (“OTCQX”) is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on The Pink Open Market (“Pink Market”) operated by the OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

● “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

● If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the holding period of the Warrant ADSs being issued may be tacked on to the holding period of this Warrant.  The Company agrees not to take any position contrary to this Section 2(c).

Notice of Extraordinary General Meeting	29

d) Mechanics of Exercise.

i. Delivery of Warrant ADSs Upon Exercise. The Company shall cause its registrar to deposit the Warrant Shares subject to such exercise with the Australian custodian of the Depositary, and cause the Depositary to credit the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by the Holder or (B) the Warrant ADSs are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by physical delivery of a certificate or book entry certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is two (2) Trading Days after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received by the Warrant ADS Delivery Date. If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of an ADS on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the third Trading Day after the Warrant ADS Delivery Date) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a depositary that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable.

i. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

ii. Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise.

iii. Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to deliver to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of ADSs with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

iv. No Fractional Shares or Scrip. No fractional Warrant ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole ADS; provided, however the fraction of an ADS shall not be rounded up to the next whole ADS if such rounding results in the issue price being lower than the par value of the Ordinary Shares.

Notice of Extraordinary General Meeting	30

ii. Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Depositary fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant ADSs, if any. The Company shall pay all applicable fees and expenses of the Depositary in connection with the issuance of the Warrants hereunder.

iii. Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

iv. Australian Law Requirements. Notwithstanding any provision in this Warrant to the contrary, in no circumstances will the Company be required to issue Warrant Shares underlying the Warrant ADSs if to do so would, or would be reasonably likely in the opinion of the Company, to contravene any applicable laws including the Corporations Act, as amended from time to time or the listing rules of the Australian Securities Exchange. On or before the Warrant ADS Delivery Date, the Company shall, subject to the Corporations Act and the listing rules of the Australian Securities Exchange, issue and allot the Ordinary Shares underlying the Warrant ADSs to the Depository’s custodian.

e) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, the “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below) to the extent know to the Company.  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares underlying ADSs held by the Holder and its Attribution Parties plus the number of Ordinary Shares underlying such Warrant ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares underlying such Warrant ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent Annual Report on Form 20-F, Report on Form 6-K or other public filing filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the depositary setting forth the number of Ordinary Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding.  In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be [4.99%/9.99%] of (i) the number of Ordinary Shares or (ii) the outstanding aggregate voting rights of the Company, in either case outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Notice of Extraordinary General Meeting	31

Section 3. Certain Adjustments.

In no circumstances will the Company be required to make any adjustment to the Warrant or the Warrant ADSs if to do so would, or would be reasonably likely in the opinion of the Company, contravene the Corporations Act or the listing rules of the Australian Securities Exchange.

a. Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any ADSs issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Ordinary Shares or ADSs into a larger number of Ordinary Shares or ADSs, as applicable, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares or ADSs into a smaller number of Ordinary Shares or ADSs, as applicable, or (iv) issues by reclassification Ordinary Shares, ADSs or any capital share of the Company, as applicable, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares or ADSs, as applicable (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares or ADSs, as applicable outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Reserved.

c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares or ADSs (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares or ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Ordinary Shares or ADSs are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Ordinary Shares or ADSs as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

a) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares or ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares or ADSs as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

Notice of Extraordinary General Meeting	32

b) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (or any Subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares or 50% or more of the voting power of the common equity of the Company (including any Ordinary Shares underlying ADSs), (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share represented by each Warrant ADSs that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of common or ordinary shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares (including any Ordinary Shares underlying ADSs) equal to the amount of Warrant Shares represented by the Warrant ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share or ADS, as applicable, in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares or ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, Holder shall only be entitled to receive from the Company or any Successor Entity the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, shares or any combination thereof, or whether the holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) will be deemed to have received common equity of the Successor Entity (which Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable contemplated Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of (1) the 30 day volatility, (2) the 100 day volatility or (3) the 365 day volatility, each of clauses (1)-(3) as obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the announcement of the applicable contemplated Fundamental Transaction (or the consummation of the applicable contemplated Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to this Section 3(e) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five Business Days of the Holder’s election and (ii) the date of consummation of the Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares or ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares or ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder.

Notice of Extraordinary General Meeting	33

Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term “Company” under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant and the other Transaction Documents with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company herein. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3(d) regardless of (i) whether the Company has sufficient authorized shares of Common Stock for the issuance of Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Initial Exercise Date.

d) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an ADS, as the case may be. For purposes of this Section 3, the number Ordinary Shares or ADSs deemed to be issued and outstanding as of a given date shall be the sum of the number Ordinary Shares or ADSs, as applicable, (excluding treasury shares, if any) issued and outstanding.

e) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of the Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares or ADSs are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares or ADSs of record shall be entitled to exchange their Ordinary Shares or ADSs for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Company’s subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

Notice of Extraordinary General Meeting	34

c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d) Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

e) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

c) No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting the rights of a Holder to receive Warrant ADSs on a “cashless exercise,” and to receive the cash payments contemplated pursuant to Sections 2(d)(i) and 2(d)(iv), in no event will the Company be required to net cash settle an exercise of this Warrant.

d) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

e) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

f) Authorized Shares.

The Company covenants that, at all times during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant ADSs and underlying Ordinary Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant ADSs and Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares or ADSs may be listed. The Company covenants that all Warrant ADSs which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Notice of Extraordinary General Meeting	35

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

g) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

h) Restrictions. The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

i) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

j) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

k) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or ADSs or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

l) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

m) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

n) Amendment. Other than Section 2(e) and this Section 5(l), which may not be amended, modified or waived, this Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder of this Warrant, on the other hand.

o) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

p) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

Notice of Extraordinary General Meeting	36